UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA shareholders’ meeting approved dividend

payment in the amount of Ps. 6,944 million

Mexico City, Mexico – March 7, 2016 – Coca-Cola FEMSA, S.A.B. de C.V. (the “Company”), the largest franchise bottler of Coca-Cola products in the world, held its Annual Ordinary General Shareholders’ Meeting on March 7, 2016, during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2015, the annual report presented by the Board of Directors, the declaration of dividends corresponding to the fiscal year 2015 and the appointment of the members of the Board of Directors and the Finance and Planning, Audit, and Corporate Practices Committees for 2016.

The shareholders’ meeting approved the payment of a cash dividend in the amount of Ps. 6,944 million, or the equivalent of Ps. 3.35 per share, to be paid in two installments after May 3, 2016 and November 1, 2016.

Pursuant to Mexican legislation, the shareholders’ meeting approved the amount of Ps. 900 million as the maximum amount that can potentially be used for the share repurchase program during 2016.

Stock listing information

Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 63 bottling facilities and serves more than 358 million consumers through 2,800,000 retailers with more than 100,000 employees worldwide.

Investor Relations:

Roland Karig

roland.karig@kof.com.mx

(5255) 1519-5186

José Manuel Fernández

josemanuel.fernandez@kof.com.mx

(5255) 1519-5148

Tania Ramírez

tania.ramirez@kof.com.mx

(5255) 1519-5013

Website: www.coca-colafemsa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: March 7, 2016